Mail Stop 4561

December 12, 2007

J. Reid Porter
Chief Financial Officer
Navarre Corporation
7400 49th Avenue North
New Hope, Minnesota 55428

>   **Re: Navarre Corporation**
>   **Form 10-K for the Fiscal Year Ended March 31, 2007**
>   **File No. 000-22982**

Dear Mr. Porter:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief